SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             SMARTSERV ONLINE, INC.
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                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    83169M302
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                                 (CUSIP NUMBER)

MARK TOMKINS C/O VITEL VENTURES CORPORATION, 802 GRAND PAVILION, P.O. BOX 30543 SMB, GRAND CAYMAN, CAYMAN ISLANDS
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                FEBRUARY 13, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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            CUSIP NO. 83169M302
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          VITEL VENTURES CORPORATION
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                              (b) |_|
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS      WC
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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e) |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          CAYMAN ISLANDS
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       NUMBER OF          7    SOLE VOTING POWER                630,318 SHS.
        SHARES            ------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER              -0-
       OWNED BY           ------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER           630,318 SHS.
       REPORTING          ------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER         -0-
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   630,318 SHS.
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  17.77%
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   14     TYPE OF REPORTING PERSON                                     CO
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

ITEM 1. SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is common stock, $.01 par value (the "Common Stock"), of SmarServ Online, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2200 Butler Pike, Suite 150, Plymouth Meeting, Pennsylvannia 19462.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement on Schedule 13D is being filed by Vitel Ventures Corporation. Its business address is 802 Grand Pavilion, P.O. Box 30543 SMB, Grand Cayman, Cayman Islands and it is in the business of investments.

      Mark N. Tomkins is the sole executive officer, Director, and control person of Vitel Ventures Corporation. Mr. Tomkins' business address is 802 Grand Pavilion, P.O. Box 30543 SMB, Grand Cayman, Cayman Islands.

      During the last five years, neither Vitel Ventures Corporation nor Mr. Tomkins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Vitel Ventures Corporation is a Cayman Islands corporation.

      Mr. Tomkins is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The funds used to acquire the Company's Common Stock were from the working capital of Vitel Ventures Corporation.

ITEM 4. PURPOSE OF TRANSACTION.

      Vitel Ventures Corporation initially purchased Company securities in a private placement solely for investment purposes.

      Neither Vitel Ventures Corporation nor Mr. Tomkins has any plans or proposals: to purchase or dispose of additional shares of Common Stock; for extraordinary corporate transactions; for sale or transfer of a material amount of asset of the Company or its subsidiaries; for any change in the present board of directors or management of the Company including any plans or proposals to change the number of directors or to fill any existing vacancies on the board; for an material change in the present capitalization or dividend policy; for any other material change in the Company's business or corporate structure; for any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; for a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) Vitel Ventures Corporation is the direct and beneficial owner of 630,318 shares of the Company's Common Stock, representing 17.77% of the number of shares outstanding. Mr. Tomkins, as the sole executive officer, Director and control person of Vitel Ventures Corporation is deemed the beneficial owner of those 630,318 shares of the Company's Common Stock, representing 17.77% of the number of shares outstanding.

      (c) The following transactions took place in the last 60 days: Vitel Ventures Corporation purchased 4,355 shares of Common Stock on November 4, 2004, at an average price of $1.957344 per share; sold 4355 shares of Common Stock on November 10, 2004, at $2.80 per share; purchased 11,000 shares of Common Stock on November 11, 2004, at $2.6854 per share; and purchased 10,000 shares of Common Stock on November 12, 2004, at $2.70 per share.

      (d) No person other than Vitel Ventures Corporation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 630,318 shares of the Company's Common Stock owned by Vitel Ventures Corporation.

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
ISSUER.

      Neither Vitel Ventures Corporation nor Mr. Tomkins has any contracts, arrangements, understandings or relationships (legal or otherwise) between each other or between any person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2004               VITEL VENTURES CORPORATION

                                       By: /s/ Mark Tomkins
                                       -----------------------------------------
                                           Mark Tomkins
                                           Director